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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2004
Commission File Number: 000-49605

Commander Resources Ltd.
(Formerly Major General Resources Ltd.)
(Name of Registrant)

1550 – 409 Granville Street, Vancouver, B.C. V6C 1T2
(Address of principal executive offices)

1. Material change reports and news releases, MC/NR04-31, MC/NR04-32, MC/NR04-33, NR04-34, MC/NR04-35, MC/NR04-36, NR04-37

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.
Commander Resources Ltd..
510 – 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2: Date of Material Change

State the date of the material change.   November 8, 2004

Item 3: Press Release

State the date and place(s) of issuance of the press release issued under section 85 (1) of the Act.
November 8, 2004
Vancouver Stockwatch
Market News Publishing Inc.

Item 4: Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander reports gold results from channel samples and grab samples on prospects located on the Baffin Island Project, Nunavut.

Item 5: Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Reference is made to Item 4 above and to the Company's News Release #04-31 a copy of which is attached hereto as Schedule "A".

Item 6: Reliance on section 85 (2) of the Act

If the report is being filed on a confidential basis in reliance on section 85 (2) of the Act, state the reasons for that reliance.

Not applicable.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85 (3) of the Act and Part 3.4 of the SEDAR Filer Manual.

Item 7: Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169 (4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting ".

There is no material information which has been omitted from the report in reliance upon Section 85(3) of the Securities Act.

Item 8: Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

Contact: Kenneth E. Leigh
President
(604) 685-5254

Item 9: Statement of Senior Officer

Include a statement in the following form signed by a senior officer of the reporting issuer:

"The foregoing accurately discloses the material change referred to herein."

Also include the date and place of making the statement.

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 8th day of November, 2004.

COMMANDER RESOURCES LTD.

"*Kenneth Leigh*"

Kenneth E. Leigh
President

cc: TSX Venture Exchange



Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8

Tel. (604) 685-5254

Fax: (604) 685-2814

November 8, 2004
TSX Venture Exchange: CMD
Shares Issued: 26,768,783
News Release
#04-31

PROSPECTING DISCOVERS MORE HIGH GRADE GOLD AND A
NICKEL – COBALT SHOWING ON BAFFIN ISLAND

COMMANDER RESOURCES LTD. (CMD-TSX Venture) reports the discovery of six new gold showings including two high grade channel samples grading 42.9 g/t Au over 0.80 metres and 103.1 g/t Au over 0.40 metres from approximately 1000 grab and channel samples collected on its Baffin Island Project, Nunavut. Prospecting also located a high grade nickel-cobalt-copper sample at a different level of the stratigraphy which assayed 1.27% nickel, 0.40% (8.0 lbs/t) cobalt and 0.88% copper. This discovery was not completely unexpected as nickel was Falconbridge's principal exploration target in this area in 2001. The current cobalt price is about US$21/lb (Northern Miner metal price quote, Oct 29, 2004). Follow the link to a property map for location of the prospects.
http://commanderresources.com/gold/NR31/NR31pop.htm

There are strong indications from the work completed this year that the discovery of a new gold district with the potential to host one or more high grade gold deposits is underway on Baffin Island. The current results bring the total number of gold prospect areas found to 14. Drill and surface sample results from the Malrok, Ridge Lake and Durette prospects were reported in Company news releases dated September 1, September 16, October 14 and October 27, 2004.

Three new gold prospects were discovered along a new 17 kilometre exposure of the Bravo Iron Formation in the eastern section of the 140 kilometre long prospective trend:

- The "Qim 5W" Prospect with samples assaying from 1.10 g/t Au to a high of 42.90 g/t Au over a 0.80 metre channel sample;
- the "Qim 5E" Prospect with samples assaying from 1.00 g/t Au with one channel sample grading 103.10 g/t Au over a 0.40 metre channel sample, a second channel sample grading 7.59 g/t Au over 1.2 metres, and a grab sample grading 9.09 g/t Au; and,
- the "2373" prospect produced several anomalous gold values including one assaying 5.10 g/t Au in a grab sample.

Diamond drilling of priority targets is planned as part of an aggressive follow-up exploration program that will also include detailed structural mapping and channel sampling to prioritize the new prospect areas.

The "Peninsula" Prospect, initially identified in 2003, was enhanced this year by 12 new samples with values over 1.00 g/t Au including one assaying 8.46 g/t Au. This prospect is located immediately east of the Ridge Lake Prospect and is over five kilometres long. There is limited outcrop exposure of the iron formation and the unit extends under the lake at a number of locations. This leaves much of this trend un-sampled.

Prospecting also identified three other new gold showings on the property including "Tuktu South", "Qim 2" and "Qim 4" which contain elevated gold values ranging from 1.00 g /t to 2.89 g/t Au from limited sampling. These prospects, which require detailed follow-up, are potentially significant since the high grade discoveries this year at Durette (including 46.95 g/t Au) and Qim 5E (including 103.10 g/t Au) were located by more detailed evaluation in areas where samples collected in 2003 returned modest 2-4 g/t Au values from surface samples.

"Margot", "ST" and "Triangle Lake" are three prospects on the western portion of the property which were included in the areas receiving additional sampling this year. These prospects were identified in 2003 and are in a region where much of the target iron formation is covered and there is a limited outcrop for sampling. On the "ST" prospect, three samples ran over 1.00 g/t Au with a channel returning 3.24 g/t Au over 0.55 metres. On the "Triangle" Prospect, nine samples assayed greater than 1.00 g/t with one sample having a value of 2.68 g/t Au. The best value from Margot was 3.71 g/t Au in a grab sample.

The nickel-copper-cobalt showing, named "Fox-2" was discovered in a small outcrop of sulphide rich rock in an extensive overburden covered portion of the Margot area. The sample is located near the base of a mafic rock sequence, a characteristic position in gabbro-hosted nickel-copper-cobalt deposits. Ground geophysics will be used to determine the potential extent of the sulphide-bearing formation.

The new Fox-2 nickel showing and the 2373, Durette, Tuktu South, Margot and Triangle Lake gold prospects are located on the Bravo property under option from Falconbridge Limited, whereby Commander can earn 100% interest subject to certain royalties and Falconbridge's right to back-in to 75% on any nickel and base metal deposits. The Malrok, Ridge Lake, Qim 5W, Qim 5E, Qim 4, ST and Peninsula gold prospects are located on property optioned from BHP Billiton Diamonds Inc., whereby Commander may earn 100% in the property subject to certain royalties and BHP-Billiton's right to back-in to base metal deposits. BHP-Billiton and Falconbridge do not hold any back-in rights to gold deposits.

The Qualified Person under National Instrument 43-101 for Commander Resources is Bernard H Kahlert, P.Eng.; the onsite Qualified Person running the Baffin Island project is Wesley Raven, P.Geo. Mr. Kahlert has reviewed and verified the results and content of this release.

Analytical Procedures

Channel and grab samples are sealed in plastic sample bags and packed into 15-20 kg fibre bags, securely closed and shipped by air to Deer Lake, Newfoundland, where they are picked up by Eastern Analytical Services and trucked to their laboratory in Springdale, Nfld. All samples from the iron formation are coarsely ground with 250 gram splits pulverized to 150 mesh. A 15 gram pulp is then assayed for gold by standard fire assay procedure. 30 Element I.C.P. analyses are then completed for other metals and trace elements. For the sample from the nickel-copper-cobalt showing that contained a high cobalt value, the sample was assayed three times to verify the cobalt content.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada including on a large, emerging new gold camp on Baffin Island, a new gold project in Newfoundland, drill-ready nickel projects in Labrador and drill-ready porphyry copper-gold in B.C. The Company holds 1.72 million shares of Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Kenneth Leigh
President and CEO

For further information, please call: Commander Resources Ltd.
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254
Toll Free in Canada/U.S. at 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

*The TSX Venture Exchange has not reviewed and does not accept
responsibility for the adequacy or accuracy of this news release*



COMMANDER RESOURCES LTD.

Baffin Island Gold Project
Selected 2004 Surface Sample & Drill Results

Durette Showing
46.95 g/t Au
41.20 g/t Au
16.95 g/t Au

QIM 5 E
103.10 g/t Au / 0.40 m (channel)
7.59 g/t Au / 1.20 m (channel)
9.04 g/t Au

QIM 5 W
42.90 g/t Au / 0.80 m

140 KM (87 Miles)

FOX-2
1.27 % Ni
0.89 % Cu
0.40% Co

MALROK
15.12 g/t Au / 3.00 m (drill)
12.1 g/t Au / 3.30 m (drill)

RIDGE LAKE
17.48 g/t Au / 2.15 m (drill)
15.06 g/t Au / 1.50 m (drill)
107.10 g/t Au / 0.60 m (channel)

N

MARGOT

No Exposed
Iron Formation

ST

TUKTU SOUTH

TRIANGLE LAKE

No Exposed
Iron Formation

QIM 2

PENINSULA
8.46 g/t Au

QIM 4

2373
5.05 g/t Au

2369
9.50 g/t Au

F o x e   B a s i n

Bravo Lake Formation

Dewar Lake Formation

Bravo Iron Formation (Gold Host)

Airstrip (5000 ' Long)

0   50 KM

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.
Commander Resources Ltd..
510 – 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2: Date of Material Change

State the date of the material change.   October 28, 2004

Item 3: Press Release

State the date and place(s) of issuance of the press release issued under section 85 (1) of the Act.
November 10, 2004
Vancouver Stockwatch
Market News Publishing Inc.

Item 4: Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander has issued 70,000 common shares and 35,000 share purchase warrants to John Robins under the terms of a Purchase and Royalty Agreement dated September 23, 2004, relating to the acquisition of a 50% interest in the Abe and Pal Properties, British Columbia.

Item 5: Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Reference is made to Item 4 above and to the Company's News Release #04-32 a copy of which is attached hereto as Schedule "A".

Item 6: Reliance on section 85 (2) of the Act

If the report is being filed on a confidential basis in reliance on section 85 (2) of the Act, state the reasons for that reliance.

Not applicable.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85 (3) of the Act and Part 3.4 of the SEDAR Filer Manual.

Item 7: Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169 (4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting ".

There is no material information which has been omitted from the report in reliance upon Section 85(3) of the Securities Act.

Item 8: Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

Contact: Kenneth E. Leigh
President
(604) 685-5254

Item 9: Statement of Senior Officer

Include a statement in the following form signed by a senior officer of the reporting issuer:

"The foregoing accurately discloses the material change referred to herein."

Also include the date and place of making the statement.

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 10th day of November, 2004.

COMMANDER RESOURCES LTD.

"*Kenneth Leigh*"

Kenneth E. Leigh
President

cc: TSX Venture Exchange



COMMANDER RESOURCES LTD.
CMD

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8

Tel. (604) 685-5254
Fax: (604) 685-2814

Date: November 10, 2004
TSX Venture Exchange: CMD
Shares Issued: 26,768,783
News Release
#04-32

Commander Resources Ltd. (CMD – TSX Venture) has issued 70,000 common shares and 35,000 share purchase warrants to John Robins under the terms of a Purchase and Royalty Agreement dated September 23, 2004, relating to the acquisition of a 50% interest in the Abe and Pal Properties, British Columbia (for a total of 100% interest by Commander). Each share purchase warrant entitles the holder to purchase one common share of Commander at a price of $0.70 per share, exercisable for one year to October 27, 2005. All of the securities are subject to a hold period and may not be traded until February 28, 2005.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold camp on Baffin Island and advanced nickel projects in Labrador. The Company holds 1.72 million shares of Diamonds North Resources Ltd.

Kenneth Leigh
President

For further information, please call: Commander Resources Ltd.
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254
Toll Free in Canada/U.S. at 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

This is the form of a material change report required under section 85 (1) of the *Securities Act* and section 151 of the *Securities Rules*.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.
Commander Resources Ltd..
510 – 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2: Date of Material Change

State the date of the material change.   November 17, 2004

Item 3: Press Release

State the date and place(s) of issuance of the press release issued under section 85 (1) of the Act.
November 17, 2004
Vancouver Stockwatch
Market News Publishing Inc.

Item 4: Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander is arranging a non-brokered private placement financing to raise up to $1,325,000.

Item 5: Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficiently complete to enable a reader to appreciate the significance of the material change without reference to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

This description of the significant facts relating to the material change will therefore include some or all of the following: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required to comply with this form.

The above list merely describes examples of some of the facts that may be significant. The list is not intended to be inclusive or exhaustive of the information required in any particular situation.

Reference is made to Item 4 above and to the Company's News Release #04-33 a copy of which is attached hereto as Schedule "A".

Item 6: Reliance on section 85 (2) of the Act

If the report is being filed on a confidential basis in reliance on section 85 (2) of the Act, state the reasons for that reliance.

Not applicable.

Instruction:

For continuing obligations regarding reports filed under this subsection, refer to section 85 (3) of the Act and Part 3.4 of the SEDAR Filer Manual.

Item 7: Omitted Information

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

State whether any information has been omitted on this basis and provide the reasons for any omission in sufficient detail to permit the Commission to exercise its discretion under section 169 (4) of the Act.

The reasons for the omission may be contained in a separate letter filed in an envelope marked "Confidential – Attention: Supervisor, Financial Reporting ".

There is no material information which has been omitted from the report in reliance upon Section 85(3) of the Securities Act.

Item 8: Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer.

Contact: Kenneth E. Leigh
                  President
                  (604) 685-5254

Item 9: Statement of Senior Officer

Include a statement in the following form signed by a senior officer of the reporting issuer:

"The foregoing accurately discloses the material change referred to herein."

Also include the date and place of making the statement.

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 17th day of November, 2004.

COMMANDER RESOURCES LTD.

"*Kenneth Leigh*"

Kenneth E. Leigh
President

cc: TSX Venture Exchange



Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8

Tel. (604) 685-5254
Fax: (604) 685-2814

Date: November 17, 2004
TSX Venture Exchange: CMD
Shares Issued: 26,768,783
News Release
#04-33

PRIVATE PLACEMENT FINANCING

Commander Resources Ltd. (CMD-TSX Venture) is arranging a non-brokered private placement to raise up to $1,325,000. The private placement will comprise up to 1,500,000 flow-through common shares at $0.35 per flow-through share and up to 2,500,000 non flow-through Units at $0.32 per Unit, each Unit consisting of one common share and one non-transferable share purchase warrant. Each warrant is exercisable into one common share for two years from the date of completion at a price of $0.45 per common share during the first year and at $0.50 per common share during the second year.

Finders' fees of 6% of the gross proceeds may be payable in cash or Units on a portion of this placement.

Proceeds from the financing will be used primarily to fund exploration on the Baffin Island Project, Nunavut and the Big Hill Property, Newfoundland as well as general working capital.

This financing is subject to acceptance by the TSX Venture Exchange.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on an emerging new gold district on Baffin Island, Nunavut. The company holds 1.72 million shares of Diamonds North Resources Ltd.

On behalf of the Board of Directors,

Kenneth Leigh
President and CEO

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.



COMMANDER RESOURCES LTD.

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8

Tel. (604) 685-5254

Fax: (604) 685-2814

Date: November 24, 2004
TSX Venture Exchange: CMD
Shares Issued: 26,785,449
News Release
#04-34

Summary of September 30, 2004 Financial Statements

Commander Resources Ltd. ("the Company") is an exploration stage company engaged in the acquisition and exploration of prospective gold, nickel and base metals properties primarily in Canada. The Company is currently focusing its exploration activities on Baffin Island, Nunavut and to a lesser extent on properties in Labrador, Newfoundland and British Columbia. The following is a summary of the interim financial statements and the management discussion and analysis ("MD&A") for the nine months ended September 30, 2004 both of which can be found on the Company's website at www.commanderresources.com or on Sedar at www.sedar.com.

Highlights for the Quarter Ended September 30, 2004

- On July 30th, the Company elected to retain the Big Hill, Newfoundland option agreement and issued 40,000 common shares to Black Bart Prospecting. Drill targets have been identified through ground work and an Induced Polarization (IP) geophysical survey. Drilling is planned for late Q4. The property is situated on the coast, approximately 25 kilometres across Green Bay from the Nugget Pond Mill. Geologically, the property is similar to the setting of the Hammerdown deposit with similar structures and co-incident geophysical and geochemical targets. It is Management's opinion that a low cost initial drill program will determine if a Hammerdown-type system is present at Big Hill.

- On August 6th, the Company completed a non-brokered flow-through private placement for gross proceeds of $1,200,000 to fund ongoing exploration work on Baffin Island. Expansion of the program, higher-than anticipated mobilization costs and the decision to purchase and position supplies for 2005 all contributed to increased expenditures.

- On September 7th, Catherine DiVito joined the Company as Manager of Corporate Communications.

- On September 27th, Brian Abraham agreed to join the Company's Board of Directors. Mr. Abraham is a highly-respected lawyer in the field of mining. The addition of Mr. Abraham provides additional depth and skills to the Company's Board.

- Throughout the quarter, the Company reported exploration results from the Qimmiq, Bravo Lake and Dewar Lake Properties on Baffin Island, Nunavut which are summarized below and can be found in more detail on the Company's website or in press releases posted on www.sedar.com.

- The Company completed the 2004 field exploration program in mid-September on the Qimmiq, Bravo Lake and Dewar Lake Properties on Baffin Island, Nunavut. The program started in late May and consisted of approximately 3,100 line kilometres of airborne Magnetics and ElectroMagnetics, 51 diamond drill holes totalling over 4,400 metres and the collection of 1,800 rock and channel samples.

Mineral Properties
As at September 30, 2004, the Company's mineral properties carrying value was $8,533,991, an increase of
$3,470,206 from December 31, 2003. The majority of exploration costs where on Baffin Island which
included $2,990,687 on Qimmiq, $128,072 on Dewar Lake and $375,714 on Bravo Lake. The Company's
exploration license on the Green Bay Newfoundland property expired and resulted in a $169,438 write down
of mineral properties.

Selected Financial Information
The table below includes selected information from the interim financial statements for the nine months
ended September 30, 2004 and 2003. The interim financial statements were not reviewed by an Auditor.
For more detailed information, please refer to the Company's interim financial statements and notes
included therein.

| | | For the Nine months Ended | | |
		September 30, 2004		September 30, 2003
Revenue	$	82,266	$	296,605
G&A expenses (less stock comp. expense)	$	(698,109)	$	(399,147)
Stock compensation expense*	$	(670,250)	$	-
G&A expenses (with stock comp. expense)	$	(1,368,359)	$	(399,147)
Loss for the period	$	(899,639)	$	(127,332)
Basic and diluted loss per share	$	(0.04)	$	(0.01)
Weighted average number of shares outstanding		24,453,301		17,677,629
Cash flow from operating activities	$	1,627,268	$	272,095
Cash flow applied to investing activities	$	(3,233,997)	$	(863,295)
Cash flow from financing activities	$	2,475,351	$	141,812
Cash and cash equivalents end of period	$	800,872	$	894,302

*This compensation is a non-cash expense and is a result of the new CICA accounting standard adopted
in the fourth quarter of fiscal 2003.

Revenues for the nine months ended September 30, 2004 were $82,266 (2003 - $296,605) which included
$19,250 in production interest and $63,016 in mineral property transactions.

General and administrative expense of $1,368,359 (2003 - $399,147) represented a $969,212 increase
over the comparative fiscal period. The increase was largely due to $670,250 (2003 - $Nil) stock-based
compensation expense. The remaining increase was largely attributed to increased investor relations and
promotion, office and miscellaneous, and salaries and benefits.

For the nine months ended September 30, 2004, the Company's loss before taxes was $1,453,094 (2003 -
$127,332). A future income tax credit of $553,455 (2003 - $Nil) was recorded to reflect the renunciation
of flow-through expenditures during the period. The resulting loss for the period was $899,639 (2003 -
$127,332).

From the Company's statement of cash flow for the nine months ended September 30, 2004, cash and
cash equivalents increased by $868,622 to $800,872. The largest cash requirement was the $3,604,844 for
mineral property acquisition and exploration costs. This was partially funded through a $1,893,328
decrease in flow through exploration funds and a $409,904 increase in accounts payable related to mineral
properties. The remaining portion was funded out of the $2,475,351 received from share issuances on the
August 2004 non-brokered private placement and the exercise of warrants and stock options.

Liquidity

At September 30, 2004, the Company had $1,476,044 in working capital, which is sufficient to complete the Company's 2004 exploration program. After evaluating the preliminary mobilization and start-up costs and the drilling progress on Baffin Island, management elected to increase the exploration budget by about $1,200,000 for a total budget of $3,500,000. This increase was largely funded by the $1.1 million dollar flow-through financing completed during the quarter, see below.

On August 6, 2004, the Company completed a non-brokered private placement of 1,920,000 flow-through common shares at $0.60 per share of which 1,620,000 flow-through common shares were issued on August 4, 2004 and 300,000 flow-through common shares were issued on August 6, 2004. Finders' fees of $54,936 were paid in cash. The shares are subject to a four month hold period and may not be traded until December 5, 2004 and December 7, 2004, respectively.

Subsequent Events

a) On October 12th, 2004, the Company entered into a Purchase and Royalty Agreement with John Robins, whereby John Robins has agreed to sell to the Company his 50% interest in the ABE and PAL porphyry copper-gold mineral properties located within the Quesnel Trough approximately 100 kilometres south of the Kemess Cu-Au Mine within the Omineca Mining District, British Columbia. With the purchase of Robin's 50% interest, the Company owns 100% interest in the properties.

In consideration of the purchase, Commander will issue 70,000 units of Commander consisting of one common share and one-half of one purchase warrant (issued on October 28th). Each full warrant entitles Robins to purchase one common share of Commander at a price of $0.70 per share, exercisable for a period of one year. In addition, Robins retains a 1% NSR in the properties and will participate in certain cash/share considerations received from the future sale or option of the properties to a third party.

Prior to this agreement, the properties were governed by the "Takla Joint Venture Agreement" dated September 17, 1990 in which Commander (previously Major General Resources Ltd.) owned a 50% interest and the "Hunter Exploration Group" owned a 50% interest. Robins is the successor in title to all parties comprising the Hunter Exploration Group. With the completion of this agreement, the Takla Joint Venture Agreement is terminated.

b) On November 17th, 2004, the Company reported that the Company was arranging a non-brokered private placement to raise up to $1,325,000. The private placement will comprise up to 1,500,000 flow-through common shares at $0.35 per flow-through share and up to 2,500,000 non flow-through Units at $0.32 per Unit, each Unit consisting of one common share and one non-transferable share purchase warrant. Each warrant is exercisable into one common share for two years from the date of completion at a price of $0.45 per common share during the first year and at $0.50 per common share during the second year. Finders' fees of 6% of the gross proceeds may be payable in cash or Units on a portion of this placement. The financing is subject to acceptance by the TSX Venture Exchange.

On behalf of the Board of Directors,

Kenneth Leigh
President and CEO

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Form 51-102F3
Material Change Report

Item 1   **Name and Address of Company**

Commander Resources Ltd.
Suite 510, 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2   **Date of Material Change**

State the date of the material change.   December 9, 2004

Item 3   **News Release**

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

> December 9, 2004
> Vancouver Stockwatch
> Market News Publishing Inc.
> SEDAR

Item 4   **Summary of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change.

COMMANDER RESOURCES LTD. announces that an agreement has been reached with Diamonds North Resources Ltd. ("Diamonds North") and BHP Billiton Diamonds Inc. (BHP Billiton) whereby Commander has been granted the rights to 100% of all gold on 34 Prospecting Permits covering a land area of more than 2 million acres in Nunavut (the "Property"). The Property is within the 8 million acre Diamonds North - BHP Billiton Amaruk Joint Venture.

Item 5   **Full Description of Material Change**

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #04-35, a copy of which is attached hereto as Schedule "A".

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7   Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8   Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

         Contact: Kenneth E. Leigh
                                       President
                                       (604) 685-5254

Item 9   Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 16th day of December, 2004.

cc: TSX Venture Exchange
         Alberta Securities Commission
         B.C. Securities Commission



Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8

Tel. (604) 685-5254
Fax: (604) 685-2814

December 9, 2004
TSX Venture Exchange: CMD
Shares Issued: 30,757,590
News Release
#04-35

COMMANDER RECEIVES GOLD RIGHTS AND DIAMOND ROYALTY ON 2 MILLION ACRES IN NUNAVUT

COMMANDER RESOURCES LTD. (**CMD-TSX Venture**) ("Commander") announces that an agreement has been reached with Diamonds North Resources Ltd. ("Diamonds North") and BHP Billiton Diamonds Inc. (BHP Billiton) whereby Commander has been granted the rights to 100% of all gold on 34 Prospecting Permits covering a land area of more than 2 million acres in Nunavut (the "Property"). The Property is within the 8 million acre Diamonds North - BHP Billiton Amaruk Joint Venture (the "Amaruk JV"). *Refer to the Commander's website for a location map.* http://commanderresources.com/gold/NR35/NR35map.pdf

Under the Agreement Commander has exclusive rights to explore and develop gold deposits on this large Property including gold discovered by work of the Amaruk JV.

In addition Commander has been granted a 0.25% Gross Overriding Royalty (GORR) on diamond production from this 2 million acre area. Diamonds North and BHP Billiton retain all mineral rights to the balance of the Amaruk JV area.

The Property is located northwest and southeast of Kugaaruk (Pelly Bay), where only limited geological mapping and exploration has been done. The northern area, identified by the Geological Survey of Canada (GSC) as having mineral potential, was surveyed in the summer of 2004 as part of a 101,000 line kilometre high-resolution airborne magnetic survey. The area to the southeast was not flown as part of the airborne survey but was mapped this past summer by the GSC. Results of this work should be available in early 2005.

The Property is underlain by Archean, Proterozoic and some Paleozoic rocks, and includes un-explored greenstone belts. Greenstone belts in the region with more detailed exploration and known gold mineralization include the Hope Bay Greenstone Belt, the Committee Bay Greenstone Belt and the Meliadine Greenstone Belt. A small portion of the Property is located on the coast at the eastern end of the Committee Bay Greenstone belt, approximately 30 kilometres from the easternmost gold prospect of Committee Bay Resources.

The agreement is the result of a business arrangement between Commander, Diamonds North and BHP Billiton in a letter signed in May 2004. The final property position was determined only recently. Preparation of a final agreement covering this arrangement is underway.

In addition to owning 1.72 million shares of Diamonds North, Commander also holds a 1% GORR on some of Diamonds North's active properties including "Blue Ice" on Victoria Island and "Kidme" in the Northwest Territories. *Please refer to Diamonds North's website for details on these properties.*

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold camp on Baffin Island and advanced nickel projects in Labrador. The company holds 1.72 million shares of Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Kenneth Leigh
President and CEO

For further information, please call: Commander Resources Ltd.
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254
Toll Free in Canada/U.S. at 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

Form 51-102F3
Material Change Report

Item 1   **Name and Address of Company**

Commander Resources Ltd.
Suite 510, 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2   **Date of Material Change**

State the date of the material change.   December 14, 2004

Item 3   **News Release**

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

December 14, 2004
Vancouver Stockwatch
Market News Publishing Inc.
SEDAR

Item 4   **Summary of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change.

COMMANDER RESOURCES LTD. reports the private placement announced on November 17, 2004 has been completed. A total of 1,472,141 flow-through common shares at a price of $0.35 per share and 2,500,000 Units at a price of $0.32 per Unit were issued on December 8, 2004. Each Unit consists of one common share and one non-transferable share purchase warrant. Each warrant is exercisable into one common share for two years from the date of completion at a price of $0.45 per common share to December 8, 2005 and thereafter at $0.50 per common share to December 8, 2006. The securities are subject to a four month hold period and may not be traded until April 8, 2005.

Finders' fees were paid in cash as follows: Haywood Securities Inc. received $29,999.99, Dundee Securities Corporation received $28,199.99, Canaccord Capital Corporation received $5,460.00 and Pacific International Securities received $1,999.99.

Item 5   **Full Description of Material Change**

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #04-36, a copy of which is attached hereto as Schedule "A".

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7   Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8   Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

                 Contact: Kenneth E. Leigh
                                                 President
                                                   (604) 685-5254

Item 9   Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 16th day of December, 2004.

cc: TSX Venture Exchange
           Alberta Securities Commission
           B.C. Securities Commission


COMMANDER RESOURCES LTD.

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8

Tel. (604) 685-5254

Fax: (604) 685-2814

Date: December 14, 2004
TSX Venture Exchange: CMD
Shares Issued: 30,757,590
News Release
#04-36

NON BROKERED FINANCING COMPLETED

Commander Resources Ltd. (CMD-TSX Venture) reports the private placement announced on November 17, 2004 has been completed. A total of 1,472,141 flow-through common shares at a price of $0.35 per share and 2,500,000 Units at a price of $0.32 per Unit were issued on December 8, 2004. Each Unit consists of one common share and one non-transferable share purchase warrant. Each warrant is exercisable into one common share for two years from the date of completion at a price of $0.45 per common share to December 8, 2005 and thereafter at $0.50 per common share to December 8, 2006. The securities are subject to a four month hold period and may not be traded until April 8, 2005.

Finders' fees were paid in cash as follows: Haywood Securities Inc. received $29,999.99, Dundee Securities Corporation received $28,199.99, Canaccord Capital Corporation received $5,460.00 and Pacific International Securities received $1,999.99.

The proceeds from the financing will be used for exploration on the Company's Baffin Island Project, Nunavut, the Stewart Project, New Brunswick, the Big Hill Project, Newfoundland, and for general working capital purposes.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada with focus on a large, emerging new gold camp on Baffin Island and advanced nickel projects in Labrador. The company holds 1.72 million shares of Diamonds North Resources Ltd.

On behalf of the Board of Directors,

Kenneth Leigh
President

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
Toll Free in Canada/U.S. at 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com



Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8

Date: December 16, 2004
TSX Venture Exchange: CMD
Shares Issued: 30,757,590

Tel. (604) 685-5254
Fax: (604) 685-2814

News Release
#04-37

DESPINASSY GOLD PROJECT COMMENCES

COMMANDER RESOURCES LTD. (CMD-TSX Venture) ("Commander") has been informed by Alto Ventures Ltd. ("Alto Ventures") that Alto Ventures have commenced the winter 2004-2005 exploration program on the Despinassy gold project, located 75 kilometres north of Val D'Or, Que. The program, at a budgeted cost of $638,000, consists of 5,000 metres of diamond drilling on areas of gold mineralization discovered from past drilling and recent gradient IP geophysics ("geophysics") to search for new targets along strike west of the known gold mineralization.

Under an agreement announced on April 26, 2004 between Alto Ventures and Commander, the first $500,000 of the 2004-2005 exploration program will be sole-funded by Alto Ventures.

The geophysics has now been completed and results are pending. Diamond drilling is scheduled to commence in early January on areas of known gold mineralization and to test new targets along selected segments of the 10-kilometre-long deformation corridor.

The Despinassy gold project had been operated as a 70:30 Joint Venture between Cameco Corporation ("Cameco") and Commander. Alto Ventures entered into an Agreement with Cameco for an option to acquire from Cameco its 70% interest in the Property. Commander retains its 30% interest in the Joint Venture.

For more details on the project, please refer to the Company's website at www.commanderresources.com or Alto Venture's website at www.altoventures.com

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold and nickel projects across Canada including an emerging new gold camp on Baffin Island and advanced nickel projects in Labrador. The company holds 1.72 million shares of Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Kenneth E. Leigh
President & CEO

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>**Commander Resources Ltd.**</u>
(Registrant)

Date: December 21, 2004

/s/ Kenneth E. Leigh
By:_____
    Kenneth E. Leigh, President